UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALBIREO PHARMA, INC.

(Name of Subject Company (Issuer))

ANEMONE ACQUISITION CORP.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

01345P106

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Niki Fang, Esq. Lynne T. Hirata, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Anemone Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”) and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme (“Ipsen SA”), to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of Albireo Pharma, Inc., a Delaware corporation (“Albireo”), at a price of $42.00 per Share, to the holder in cash, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive a payment in cash of $10.00 per CVR, contingent upon the achievement of a certain milestone, in each case, without interest and subject to any required withholding taxes, as described in the Offer to Purchase dated January 23, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), among Albireo, Ipsen, Purchaser and, solely for the purposes of Sections 9.5, 9.6, 9.8 and 9.11 thereunder, Guarantor, is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Albireo Pharma, Inc. Its principal executive office is located at 53 State Street, 19th Floor, Boston, Massachusetts 02109, and its telephone number is (857) 254-5555.

(b) This Schedule TO relates to the Shares. According to Albireo, as of the close of business on January 20, 2023, there were 20,863,673 Shares issued and outstanding.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) This Schedule TO is filed by Ipsen SA, Ipsen, Guarantor and Purchaser. The principal executive office of Ipsen SA and Guarantor is 65 Quai Georges Gorse, 92100 Boulogne Billancourt, France. Each of Ipsen’s and Purchaser’s principal executive office is located at One Main Steet, Cambridge, MA 02142. Each of Ipsen SA’s and Guarantor’s telephone number is +33 1 58 33 50 00. Each of Ipsen’s and Purchaser’s telephone number is +1 (617) 679-8500. The information regarding Ipsen SA, Ipsen, Guarantor and Purchaser set forth in Section 9 – “Certain Information Concerning Ipsen, Purchaser and Related Entities” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8 –“Certain Information Concerning Albireo,” Section 9 – “Certain Information Concerning Ipsen, Purchaser and Related Entities,” Section 10 – “Background of the Offer;

Contacts with Albireo,” Section 11 – “Purpose of the Offer and Plans for Albireo; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 – “Price Range of Shares; Dividends,” Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11 – “Purpose of the Offer and Plans for Albireo; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 – “Certain Information Concerning Ipsen, Purchaser and Related Entities,” Section 11 – “Purpose of the Offer and Plans for Albireo; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3 – “Procedures for Tendering Shares,” Section 10 – “Background of the Offer; Contacts with Albireo” and Section 16 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” Section 10 – “Background of the Offer; Contacts with Albireo,” Section 11 – “Purpose of the Offer and Plans for Albireo; Summary of the Merger Agreement and Certain Other Agreements,” and Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated January 23, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Index No.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published January 23, 2023 in the Wall Street Journal.

(a)(5)(A)	Joint Press Release of Albireo and Ipsen SA, dated January 9, 2023 (incorporated herein by reference to Exhibit 99.1 to Albireo’s Current Report on Form 8-K filed January 9, 2023).

(b)(1)*†	Revolving Facility Agreement, dated May 24, 2019, by and among Ipsen SA, as the Borrower, BNP Paribas SA, Groupe Crédit Agricole, HSBC France and Société Générale, as Global Mandated Lead Arrangers and Bookrunners, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BRED Banque Populaire, Natixis and Wells Fargo Bank International U.C., as Mandated Lead Arrangers, Société Générale, as Agent, Natixis, as CSR Coordinator, and the financial institutions listed therein, as Original Lenders.

(d)(1)	Agreement and Plan of Merger, dated as of January 8, 2023, by and among Albireo, Ipsen, Purchaser and, solely for the limited purposes set forth therein, Guarantor (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Albireo on January 9, 2023).

(d)(2)(A)*	Mutual Confidentiality Agreement, effective as of January 17, 2022, by and between Albireo and Ipsen Bioscience, Inc.

(d)(2)(B)*	Mutual Confidentiality Agreement, effective as of June 10, 2022, by and between Albireo and Guarantor.

(d)(3)*	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Filed herewith.
†	Confidential portions of this exhibit have been omitted.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

ANEMONE ACQUISITION CORP.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.

By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer

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